

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

July 15, 2009

Ms. Deborah Mosier
Chief Financial Officer
ICx Technologies, Inc.
2100 Crystal Drive
Suite 650
Arlington, VA 22202

VIA U.S. MAIL AND FAX TO 703-678-2112

      Re: **ICx Technologies, Inc.**
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 31, 2009
              Form 10-Q for the quarter ended March 31, 2009
              Filed May 15, 2009
              File No. 001-33793

Dear Ms. Mosier:

       We have reviewed your letter dated July 2, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

March 31, 2009 Form 10-Q filed May 15, 2009

Exhibit 31

1.   We note that your annual report contains management's internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Please amend your Form 10-Q to include corrected certifications that include the required language. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

*   *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jay Webb at (202) 551-3603 or me at (202) 551-3671 if you have any questions regarding comments on the financial statements. Please contact Alan Morris at (202) 551-3601 or Jay Mumford at (202) 551- 3637 if you have questions on any other comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant